MICHAEL A. RAMIREZ

Counsel

Law Department

Phone: 402-574-3128

Fax: 949-219-3706

Michael.Ramirez@pacificlife.com

March 31, 2022

Yoon Choo

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:                                     Separate Account A of Pacific Life Insurance Company (811-08946)

Responses to Comments to File No. 333-240070

Dear Ms. Choo:

On behalf of Pacific Life Insurance Company (“Pacific Life”) and Separate Account A of Pacific Life (811-08946), set forth below are responses to Staff comments received on Monday, March 23, 2022, in connection with the above referenced 485A filing on Form N-4 (filed on November 23, 2021) to Pacific Advisory Variable Annuity. All disclosure changes included in this response will be made to the registration statement referenced above, as applicable, by subsequent post-effective amendment.

1.                    Staff Comment: Supplementally confirm that you have reviewed all comments provided on January 20, 2022 on the Pacific Choice 2 N-4 and revised PAVA for any comments relevant to this filing. We note that this blackline does not reflect changes from the draft that we reviewed (some disclosure that we commented on does not appear in the blackline).

Response: We confirm that the comments previously provided on the Pacific Choice 2 N-4 and PAVA 485A filing were carried over as applicable. We will provide a marked version of the prospectus as is reflecting the below edits and any other material edits as a result of our annual prospectus update process which may affect this prospectus.

2.                    Staff Comment: Add “plus a refund of any amount used to pay premium taxes and/or any other taxes” at the end of the sentence beginning “Upon cancellation, you will receive…” on the cover page.

Response: We made the requested modification.

3.                    Staff Comment: The definition of Fund as the registrant providing the underlying Portfolios is confusing since elsewhere in the prospectus, Fund is used in refer to series of the registrant - e.g., Appendix: Funds Available Under the Contract;  Investment Options (Fund Fees and Expenses); and the next item shows the minimum and maximum total operating expenses charged by the Fund that you may pay periodically during the time that you own the Contract. A complete list of Funds available under the Contract, including their annual expenses, may be found in the back of this document).  To avoid possible investor confusion, use “Fund” to refer to the underlying Portfolios throughout.

The same comment applies to the use of “Subaccount” and “Variable Investment Option.” We believe that two defined terms that mean the same thing creates confusion. Use one consistently.

Response: We reviewed and edited the prospectus to conform the reference to an investment option under the term “Fund” as appropriate. We modified the definition of “Variable Investment Option” to clarify that the term is not exactly synonymous with “Subaccount,” as a subaccount is an accounting and legal division under the Separate Account to which a Variable Investment Option corresponds and which is more in line with how it is used in the prospectus.

4.                    Staff Comment: In the IMPORTANT INFORMATION table, Pacific Life may revert to former disclosure (i.e., may delete “or advisory fees”) if preferred as only supplemental confirmation was requested.

Response: We confirm that there are no advisor-imposed transaction fees that may be deducted from the Contract Value and will revert to the former disclosure.

5.                    Staff Comment: In the same table, revise “Least expensive combination of Contract classes (if applicable) and Fund fees and expenses” to “Least expensive combination of  Base Contract and Fund fees and expenses.” Same applies to the most expensive column.

Response: We made the requested modification.

6.                    Staff Comment: Our comments on the treatment of the asset charge for Pacific Admiral VUL also apply to the Investment Platform Fee.  Make parallel changes or explain supplementally why such changes would not be appropriate.

Response: We revised the disclosure accordingly regarding the asset charge.

7.                    Staff Comment: In the Optional Benefits section of the RESTRICTIONS table, remove “new Contract owners or” from the third sentence. It suggests that Pacific Life could stop offering an optional rider to someone buying under this Prospectus.

Response: We removed this language accordingly and edited this statement to communicate that riders may be removed for sale for new purchases by potential customers who have not yet purchased a Contract and current Contract Owners who have not opted to purchase the rider at issue.

8.                    Staff Comment: In the OVERVIEW OF THE CONTRACT section, consider disclosing for both Death Benefits and Living Benefits when the riders may be purchased. See the parallel disclosure for Pacific Choice 2.

Response: We added this disclosure accordingly.

9.                    Staff Comment: Retain the description of the Additional Services options in the OVERVIEW since these are an explanation of the services, or include the statements in the introductory paragraph.

Response: We added this disclosure back to the OVERVIEW section.

10.             Staff Comment: Fix the footnotes numbers in the FEE TABLES section.

Response: We have updated the footnotes accordingly.

11.             Staff Comment: In the FEE TABLES section, reference the appendix rather than “in the back of this document.”

Response: We updated the reference to the appendix accordingly.

12.             Staff Comment: Delete “Maximum” from before the Examples on page 9, since the introductory paragraph states that it assumes the most expensive combination of annual Fund expenses and optional benefits available. Comment 10 in the initial comments incorrectly states that the staff requested deletion of the introductory paragraph.

Response: We removed the “Maximum” accordingly and acknowledge the Comment 10 and Staff position to not remove the introductory paragraph.

13.             Staff Comment: After the new disclosure under Risks Associated with Variable Investment Options, add the following: “The allowable Investment Options seek to minimize risk and may reduce overall volatility in investment performance, which may reduce investment returns, and may reduce the likelihood that we will be required to make payments under the optional benefit Riders.”

Response: We added the disclosure accordingly.

14.             Staff Comment: Under the new disclosure for Advisory Fees under the Principal Risks section, consider whether advisory fees “may be” withdrawn instead of “are.”

Response: We prefer to keep the disclosure as is so that Contract Owners are aware that any advisory fees they authorize are deducted from their Contract Value as opposed to any other source.

15.             Staff Comment: Revise the bullet regarding withdrawal amounts in the Portfolio Income Protector rows of the Benefits table to disclose that taking a withdrawal before 59 1/2 or a withdrawal that is greater than the allowed annual withdrawal amount after 59 1/2 may adversely affect the benefits provided, including failure to receive lifetime withdrawals under the rider. Revise in Joint version to reflect joint ownership.

Response: We updated the disclosure accordingly.

16.             Staff Comment: For both Single and Joint versions of Portfolio Income Protector, disclose when benefit charges terminate.

Response: We edited the disclosure to note that the benefit charge will terminate with annuitization.

17.             Staff Comment: For each death benefit rider, please disclose if the rider may not be voluntarily terminated.

Response: We added this disclosure accordingly.

18.             Staff Comment: In the HOW YOUR PURCHASE PAYMENTS ARE ALLOCATED—Choosing Your Investment Options section, disclose how purchase payments are allocated in the absence of instructions from the Owner [Item 11(b).]

Response: We included requested disclosure regarding treatment of purchase payments in the absence of instructions.

19.             Staff Comment: Remove reference to the Earnings Enhancement Death Benefit rider on page 17.

Response: Thank you for bringing this to our attention. It has been removed accordingly.

20.             Staff Comment: In the new disclosure under Your Variable Account Value Will Change subsection, how are transfers and withdrawals treated, including withdrawals to pay advisory fees?

Response: We updated this disclosure to indicate that optional living benefit riders, transfers, and withdrawals reduce the number of Subaccount Units but do not affect the Subaccount Unit Value. The edited disclosure is as follows (new disclosure underlined):

“Subaccount Unit Values will vary in accordance with the investment performance of the corresponding Fund. For example, the value of Units in Subaccount A will change to reflect the performance of the corresponding Fund (including that Fund’s investment income, its capital gains and losses, and its expenses). Subaccount Unit Values are also adjusted to reflect the Administrative Fee, Investment Platform Fee, applicable Mortality and Expense Risk Charge imposed on the Separate Account, and charges associated with any ~~optional living benefit or~~ death benefit riders~~, transfers, and withdrawals (including withdrawals to pay advisory fees)~~.

Charges due to any optional living benefit riders, transfers, or withdrawals (including withdrawals to pay advisory fees) will reduce the number of Subaccount Units credited to your Contract but will not affect Subaccount Unit Value.”

21.             Staff Comment: Under the Systematic Transfer Options section, please clarify whether there just one dollar cost averaging program, or if “systematic transfer option” the umbrella term.

Response: While “systematic transfer option” is an umbrella term, a “dollar cost averaging program” includes Dollar Cost Averaging and the DCA Plus program (which not on PAVA). Since some products allow for more than one systematic transfer option to be applied—though you may have only one dollar cost averaging program—we list the specific prohibitions by product in this location.

22.             Staff Comment: Disclose how often the Administrative Fee and Investment Platform Fee are deducted in their respective subsections of the CHARGES, FEES AND DEDUCTIONS section.

Response: We updated the disclosure to note that these fees are assessed and deducted daily.

23.             Staff Comment: Under Optional Living Benefit Rider Charges on page 21, disclose when rider charges terminate.

Response: We clarified the disclosure to state that the rider charges will terminate simultaneously with the termination of the rider.

24.             Staff Comment: Briefly disclose how the fixed rate is determined in the Fixed and Variable Options subsection on page 24.

Response: We added a cross-reference to the appropriate subsection near this reference to provide a concise description of how the fixed rate is determined for annuity payments.

25.             Staff Comment: In an appropriate location in the Your Annuity Payments section, discuss how the frequency and duration of annuity payments affect the level of payment [Item 9(c).]

Response: We provide a discussion of these and additional factors on the level of payment in the Amount of the First Payments subsection in this section, using the amount of the first payment as the example for the discussion.

26.             Staff Comment: Supplementally confirm that rider fees are disclosed in the discussions of the riders themselves, otherwise, please add.

Response: We included a description of the fees associated with each benefit in the discussions of the riders.

27.             Staff Comment: Consider indicating in each place where a reference to sample calculations are made, why the cross reference is being made.

Response: We will address this item more broadly across products following our annual update, and will rely on the placement of the reference to the Sample Calculations for the time being.

28.             Staff Comment: Specify in the disclosure the reason for the cross reference to the Transfers and Market-timing Restrictions on page 32.

Response: We removed this cross-reference.

29.             Staff Comment: On page 32 in the Amount Available for Withdrawal subsection, change “a certain age” to the age which lifetime withdrawals may occur

Response: We would like to keep “a certain age” here because we purposely keep the discussion of guaranteed minimum withdrawal benefits and other types of riders more general—without naming specific riders, specific ages that benefits may apply, or specific consequences of specific kinds of withdrawals—so that it may apply across all products with this type of rider. This is particularly pertinent for products that have more than one type of guaranteed minimum withdrawal benefit riders and share this disclosure. We note that the age at which lifetime withdrawals begin are listed in the Benefits table and the specific riders sections, which give the other necessary details for the riders as well.

30.             Staff Comment: In the new, bolded disclosure regarding discussing impacts of advisory fees with financial professionals on the top of page 35, add “authorizing your financial professional to make withdrawals to pay advisory fees from your Contract Value and, if you have authorized such withdrawals, prior to” before the word “electing” in the sentence.

Response: We added this disclosure accordingly.

31.             Staff Comment: Include reference to the Living Benefit Allocation Requirements section in the reference to the Appendix on page 37. included the bolded disclosure from the Appendix which starts “By adding an optional living benefit rider to your Contract, you agree to . . .” through the end of the bolded disclosure. May add or delete the specific allowable Investment Options as long as the Appendix is referenced.

Response: We made the requested edit, and removed the list of Living Benefit Rider Allocation Requirements in favor of the reference to the list in the appendix.

32.             Staff Comment: Confirm that the reference to “an asset allocation program” is removed in the Investment Allocation Requirements subsection of the APPENDIX: FUNDS AVAILABLE UNDER THE CONTRACT.

Response: We confirm that this reference is removed accordingly.

33.             Staff Comment: Add the following disclosure from Pacific Life’s M Vision SVUL product to the Investment Option allocation requirements section:

“The allowable Investment Options seek to minimize risk and may reduce overall volatility in investment performance, which may reduce investment returns, and may reduce the likelihood that we will be required to make payments under the optional benefit Riders. The reduction in volatility permits us to more effectively provide the guarantees under the Contract.”

Response: We included this disclosure as it appears in M Vision SVUL accordingly.

34.             Staff Comment: Add that asset allocation programs or models are not currently offered to the beginning of the last bolded paragraph on page 82.

Response: We included this disclosure accordingly.

I believe that the foregoing is responsive to the Staff’s comments. If you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Michael A. Ramirez

Michael A. Ramirez